July 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman and Mr. Andrew Blume

RE:	Cemex, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2022

File No. 1-14946

Ladies and Gentlemen:

On behalf of Cemex, S.A.B. de C.V. (“Cemex,” the “Company,” “we,” “us” or “our”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Maher Al-Haffar, Executive Vice President of Finance and Chief Financial Officer of the Company, dated June 6, 2023 (the “Comment Letter”), in connection with the Company‘s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”), filed with the Commission on April 28, 2023. The Company‘s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff‘s comments in bold type before the corresponding response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 20-F.

Risk Factors, page 8

1.

We note your disclosure on page 30 that your ability to repay debt and pay dividends “depends on the continued transfer to it of dividends and other income and funds from its subsidiaries” and that the ability of your “subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations.” Please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that we have considered the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to the 2022 20-F. With respect to Rule 4-08(e)(3), we confirm our belief that we have disclosed, to the extent material, the extent and nature of restrictions on the ability of our subsidiaries to transfer funds to Cemex, S.A.B. de C.V.

The ability of our subsidiaries to pay dividends and make other transfers to Cemex, S.A.B. de C.V. is subject to various regulatory, legal and economic limitations of the countries in which we operate. For example, pursuant to applicable Mexican law, dividends from our Mexican subsidiaries are limited to the total profits of each subsidiary (as reflected in their respective year-end financial statements), after deducting a legally required reserve (equal to one fifth of such subsidiary’s capital) and any losses incurred by such subsidiary in previous fiscal years and require the approval of its stockholders. Pursuant to applicable Spanish law, our Spanish subsidiaries may only distribute

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Securities and Exchange Commission July 10, 2023 Page 2

dividends if, as a result of the distribution, the net worth value of such subsidiary will not be less than such subsidiary’s share capital during the applicable fiscal year and the amount of the subsidiary’s available reserves is at least equal to the amount of the research and development expenses recorded in by the subsidiary in its financial statements. As a result, each Spanish subsidiary must reserve 10% of its profits in a given year, until reaching at least 20% of the company’s share capital, and any surplus may then be distributed as dividends. Pursuant to applicable French law, dividends from our French subsidiaries are limited to the net profits of each subsidiary (as reflected in its year-end financial statements), after deducting a legally required reserve (equal to 10% of such subsidiary’s share capital) and require the approval of its stockholders.

In addition, because not all of our subsidiaries are wholly-owned, any decision to have any of our subsidiaries declare and pay dividends or make loans or other transfers to other subsidiaries of Cemex, S.A.B. de C.V. is subject to different regulatory and governance formalities. Such minority-owned subsidiaries, which Cemex, S.A.B. de C.V. only has an indirect ownership stake in, include Cemex Holdings Philippines, Inc., Trinidad Cement Limited and Caribbean Cement Company Limited, all of which are publicly listed companies.

After reviewing the applicable contractual, regulatory, legal and economic restrictions, we do not expect that any restrictions on our existing direct and indirect subsidiaries’ ability to pay dividends and make loans and other transfers to Cemex, S.A.B. de C.V. will materially affect our ability to meet our cash obligations and pay dividends.

We advise the Staff that we will revise future filings to include the foregoing more fulsome disclosure in the risk factors.

In addition, we advise the Staff that the ratio of the restricted net assets of our consolidated subsidiaries to our total consolidated net assets as of December 31, 2022 was less than 25%. As a result, we determined that we were not required to provide Rules 5-04(c) Schedule I and 12-04 of Regulation S-X financial statement disclosures.

Our Strategic Priorities, page 57

2.

We note that you quantify consolidated EBITDA margin on page 58 without presenting a comparative IFRS measure with equal or greater prominence and that you have not reconciled the measure to IFRS. Please revise future filings to present the IFRS measure with equal or greater prominence and reconcile the measure to IFRS. Item 10(e)(1)(i) of Regulation S-K and Questions 102.10(a) and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: We respectfully acknowledge the Staff’s comment and agree with the Staff that we referenced Cemex’s “Operating EBITDA” and “Operating EBITDA margin” in our discussion of “Our Strategic Priorities” on page 58 of the 2022 20-F without presenting a comparative IFRS measure with equal or greater prominence and that we did not reconcile the measure to IFRS. We discuss that information later in “Item 5, Operating and Financial Review and Prospects” of the 2022 20-F.

To address the Staff’s comment, we propose improvements in future filings by including additional disclosure whenever we discuss Operating EBITDA or Operating EBITDA margin in “Our Strategic Priorities” section. Such additional disclosure would: (a) include definitions of “Operating EBITDA” and “Operating EBITDA margin,” (b) discuss the reasons why those are relevant measures for management, (c) include a comparative IFRS measure with equal or greater prominence, (d) include a reconciliation of the measure to IFRS, when applicable, and (e) include a cross-reference to the table of Item 5, Operating and Financial Review and Prospects. Below is an illustrative example of the revised disclosure that we propose to include in future filings, with such new or modified disclosure in underlined text.

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Securities and Exchange Commission July 10, 2023 Page 3

STRATEGIC PRIORITIES. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. Our five strategic priorities, in no particular order, are (i) Health and Safety, (ii) Customer Centricity, (iii) Innovation, (iv) Sustainability and (v) Operating EBITDA Growth.

Our Operating EBITDA equals Operating earnings before other expenses, net plus depreciation and amortization, as reported in our financial statements included elsewhere in this annual report. Our Operating EBITDA margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements included elsewhere in this annual report. Although Operating EBITDA and Operating EBITDA margin is not a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS, it is the most relevant financial measure used by Cemex’s management to review operating performance and for decision-making purposes, as well as an indicator used by Cemex’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements. Moreover, our Operating EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating EBITDA to Operating Earnings Before Other Expenses, Net, see “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

During 2022, we made progress on our “Operation Resilience” targets mainly by achieving (i) a consolidated Operating EBITDA margin of 17.2%, despite rising inflation; (ii) $600 million of closed asset sales, which includes our divestments in Costa Rica and El Salvador, as well as a controlling interest in Neoris, and additional fixed assets; (iii) growth investments of $474 million on strategic capital expenditures during 2022, which include bolt-on acquisitions in different geographies like Germany, Spain and Texas; (iv) leverage of 2.84x, reaching two years in a row with a leverage ratio below our initial objective, with a total debt plus other financial obligations reduction of $332 million during 2022; and (v) as of December 31, 2022, a reduction in CO2 emissions of 30% compared to our 1990 baseline. As a result of the progress made, in addition to our previously existing “Operation Resilience” targets not yet achieved, we now look, as part of our strategic priorities, to maintain our investment grade capital structure and ultimately regain an investment grade rating, and also replaced our previously existing 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline with a more ambitious 47% reduction goal. For a reconciliation of Operating EBITDA to Operating Earnings Before Other Expenses, Net, see “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

Operating and Financial Review and Prospects

Overview, page 148

3.

We note that you present a “Continuing operations” revenues line item in the table on page 149 and a similar line item called “Revenues from continuing operations before eliminations resulting from consolidation” in the table on page 169. Considering these revenue amounts include intracompany revenues, they appear to represent individually tailored non-IFRS measures. Accordingly, please remove these line items from future filings. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, we do not believe including revenues by reportable segment both before and after eliminations from consolidation to be tailored non-IFRS measures. We believe that paragraph 23 of IFRS 8 permits the inclusion of both revenues from external customers as well as revenues from transactions with other operating segments of the same entity in total revenues for qualifying reportable segments. In addition, according to the quantitative thresholds in item (a) paragraph 13 of IFRS 8, the 10%

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Securities and Exchange Commission July 10, 2023 Page 4

or more revenue limit shall be measured considering both the internal and external revenues of all operating segments. Furthermore, we respectfully advise the Staff that our combined revenues before eliminations resulting from consolidation are measured in accordance with IFRS 15 and no adjustments are made to those amounts (as would be the case with non-IFRS measures).

Considering the Staff’s comment, we believe that the four line items after the percentage variances including absolute amounts (i.e., (i) continuing operations, (ii) assets held for sale, (iii) eliminations and (iv) consolidated information) are not necessary in the table on page 149 of the 2022 20-F. Accordingly, we plan to delete such four line items in our future filings.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 167

4.

We note that your results of operations disclosures predominantly discuss segment revenues inclusive of intragroup amounts, or “before eliminations resulting from consolidation.” Considering revenues inclusive of intragroup amounts appear to represent individually tailored non-IFRS measures pursuant to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, please tell us why you believe it is appropriate to disclose such measures. Ensure that you revise your disclosures in future filings to present and discuss segment revenues from external customers. To the extent you wish to discuss segment intragroup revenues, consider providing a separate discussion of such amounts.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that in addition to our response to comment 3 above, our discussion of revenues by segment in the review of operations has always been made before eliminations for those reportable segments with export sales to other reportable segments. We believe this allows readers to evaluate the total revenues of each such segment on a stand-alone basis. Usually, any surplus of installed capacity existing in an operating segment gives rise to the opportunity for exports to another operating segments to the extent there is available infrastructure for exports, such as maritime or land terminals, and if it is economically feasible. Not all countries in which we operate have available infrastructure for exports, and in some cases, it is not economically feasible to provide construct exports infrastructure for exports due to transportation costs, among other factors. Generally, for those reportable segments with exports infrastructure, export sales increase when local markets are weak, and in some cases, even when local markets are stronger, such reportable segments still have significant surplus installed capacity. When local markets significantly absorb installed capacity, there is not much incentive for exports which involve lower profitability as compared to local revenues. For instance, due to excess capacity, we currently have an entire cement plant in Northwest Mexico solely devoted to export sales to our U.S. segment due to the shortage of cement in the United States. We believe that eliminating those intragroup sales from the continuing operations revenue in Mexico’s reportable segment would not reflect the reality of the segment’s utilization of assets on a stand-alone basis. We believe this information meets our stakeholders’ expectations and provides them with more useful information when analyzing each segment and generating revenue forecasts on a stand-alone basis.

Nonetheless, to address the Staff’s comment we propose revising our future filings to (a) include an additional table of revenues by reportable segment before and after eliminations resulting from consolidation during the reported periods as a preamble to the current table on page 149 of the 2022 20-F and (b) revise our discussion of results beginning on page 167 of the 2022 20-F to separately discuss segment intragroup revenues where applicable. We also plan to rename the “Others” line item to be “Other activities” in future filings, which we have reflected in the rest of this response letter. Below is an illustrative example of the additional tabular disclosure we propose to include in future filings.

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Securities and Exchange Commission July 10, 2023 Page 5

	Revenues (including intragroup transactions) For the Year Ended December 31, [1]			Less: Intragroup Transactions For the Year Ended December 31,[2]			External Customer Revenues For the Year Ended December 31, [1]
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Mexico	$2,812	$3,466	$3,842	$(134)	$(142)	$(200)	$2,678	$3,324	$3,642
United States	3,994	4,359	5,038	(1)	(4)	(4)	3,993	4,355	5,034
EMEAA
United Kingdom	739	940	982	—	—	—	739	940	982
France	754	863	781	—	—	—	754	863	781
Germany	489	472	485	(37)	(43)	(46)	452	429	439
Poland	377	405	419	(7)	(6)	(4)	370	399	415
Spain	319	359	382	(16)	(25)	(36)	303	334	346
Philippines	398	424	379	—	—	—	398	424	379
Israel	754	785	840	—	—	—	754	785	840
Rest of EMEAA	582	618	707	(9)	(5)	(1)	573	613	706
SCA&C
Colombia	404	437	429	—	—	—	404	437	429
Panama	80	121	149	(7)	(23)	(34)	73	98	115
Caribbean TCL	251	280	302	(7)	(7)	(8)	244	273	294
Dominican Republic	229	299	348	(11)	(8)	(6)	218	291	342
Rest of SCA&C	393	465	394	(3)	(21)	(1)	390	444	393

Reportable segments	12,575	14,293	15,477	(232)	(284)	(340)	12,343	14,009	15,137
Other activities [3]	796	1,621	2,849	(470)	(1,251)	(2,409)	326	370	440

Continuing operations	$13,371	$15,914	$18,326	$(702)	$(1,535)	$(2,749)	$12,669	$14,379	$15,577

1.

For the reported periods, Cemex presents and discusses revenues before and after sales between reportable segments to allow readers a better understanding of market dynamics related to exports and utilization of installed capacity of Cemex’s reportable segments on a stand-alone basis.

2.

Our intragroup transactions refer mainly to export sales between reportable segments. See our discussion of revenues by reportable segments included beginning on page 171 of this Annual Report for a description of the main origins and destinations of the Company’s exports transactions between reportable segments.

3.

Our “Other activities” revenues line item refers mainly to: (a) beginning in 2021, after an internal restructuring of our Mexican entities, Cemex, S.A.B de C.V. started to purchase all the cement it sells in Mexico from its wholly owned subsidiary, Cemex Operaciones México, S.A. de C.V. (“COM”), which is the direct owner of the production facilities, while Cemex, S.A.B de C.V. in turn resells to external customers. Before the internal restructuring, the Parent Company leased the operating assets from COM and directly produced the cement. As a result, the cement revenues of the Parent Company derived from sales to external customers are presented within Mexico’s reportable segment, while the sales from COM to the Parent Company of $1,300 in 2022 and $406 in 2021 are eliminated in consolidation; and (b) the Company’s global maritime cement trading activities, of which a significant portion reflects the supply of cement from our Trading Unit (“Trading”), included within the “Other activities” line item, to other reportable segments for $358 in 2020, $674 in 2021 and $1,429 in 2022.

5.

We note that the second and third sentences of footnote (1) on pages 168, 188, 190, and at the top of page 170 discuss variations in local currency terms for purposes of a reporting segment consisting of a region. Please clarify for us what this statement means and revise your disclosures accordingly.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the intended purpose of footnote (1) to the tables of percentage variance of prices in local currency on pages 168 and 188 of the 2022 20-F, as well as our tables of percentage variance of Revenues and Operating Earnings Before Other Expenses, Net in local currency and U.S. Dollars on pages 169, 170, 189 and 190 of the 2022 20-F, was to clarify that the percentage variance for the line items “Rest of EMEAA” region and “Rest of SCA&C” region, which comprise reportable segments that were aggregated and which local currency is different from the Euro or Dollar, as applicable, are presented in terms of Euros for “Rest of EMEAA” region and in terms of Dollars for “Rest of SCA&C” region. All other currency variations by reportable segments are presented in local currency.

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Securities and Exchange Commission July 10, 2023 Page 6

To address the Staff’s comment, below is an illustrative example of the revised footnote that we propose to include in future filings, with such new or modified disclosure in underlined text.

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEAA reportable segment, which comprises Non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises Non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEAA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

Sources and Uses of Cash, page 209

6.

Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 338350.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that below is an illustrative example of the proposed additional disclosure that we plan to include in future filings to provide a more informative discussion and analysis of cash flows from operating activities, with such new or modified disclosure in underlined text.

Year ended December 31, 2022

During 2022, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $100 million, there was a decrease in cash and cash equivalents from continuing operations of $223 million. This decrease was the result of our net cash flows used in financing activities of $961 million and our net cash flows used in investing activities from continuing operations of $732 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $681 million, amounted to $1,469 million.

For the year ended December 31, 2022, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $390 million, which was primarily comprised of cash flows used in trade receivables of $208 million, cash flows used in inventories of $464 million and cash flows used in other accounts receivables and other assets, net of $23 million, for an aggregate amount of cash flows used of $695 million. Cash flows used in operating activities was partially offset by cash flows provided from trade payables of $290 million and cash flows provided from other accounts payable and accrued expenses of $15 million for an aggregate amount of cash flows provided by operating activities of $305 million. During the year ended December 31, 2022, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $2,150 million decreased by 14% or $350 million, compared to the previous year. This reduction was mainly the result of (i) an increase in working capital of $247 million in 2022, compared to 2021, which was due to an increase in trade accounts receivable of $188 million, which resulted from greater sales in 2022 as compared to 2021 after the COVID-19 Pandemic, (ii) an increase in inventories of $123 million resulting from stocking of critical supplies and spare parts compared to 2021, which resulted from supply chain delays in the aftermath of the COVID-19 Pandemic, partially compensated by a decrease in other accounts payable and accrued expenses net of other accounts receivable and other assets of $64 million.

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Securities and Exchange Commission July 10, 2023 Page 7

Considering the reasons mentioned above, during 2022, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $961 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, share repurchase program, shares in trust for future deliveries under share-based compensation and non-current liabilities, net, for an aggregate amount of $3,001 million, partially offset by proceeds from new debt instruments and derivative financial instruments for an aggregate amount of $2,040 million; and (ii) our net cash flows used in investing activities from continuing activities of $731 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $1,072 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, for an amount of $341 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $681 million, amounted to $1,469 million.

Notes to the Consolidated Financial Statements

4.2) Discontinued Operations, page F-31

7.

We note that you have classified several disposed businesses within discontinued operations. Tell us in sufficient detail how the dispositions qualified for discontinued operations classification pursuant to IFRS 5.32. In particular, explain how you determined the disposals represented separate major lines of business or geographical area. Per the table on page F-32, we note that revenues of all discontinued operations on a combined basis were not material to consolidated revenues.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, as disclosed on page F-8 of the 2022 20-F, we present as discontinued operations the disposal of entire geographical operating segments as well as the sale of a significant portion of a reportable operating segment or the sale of a major line of business. For example, our operations in Costa Rica and El Salvador both represented individual operating segments before their respective sales and represented the entire operations of the Company in such countries. In addition, the divestiture of Neoris, our only subsidiary in the digital solutions business which was reported within the “Other activities” line item before its sale, represented the disposition of the entire line of business.

In the year ended December 31, 2022, our combined revenues of the discontinued operations equaled $256 million, which were not material. This was mainly a result of fewer months of operations of these operating segments and line of business compared to prior years. We respectfully advise the Staff that we classified our disposed segments and business as discontinued operations based on the previously described characteristics and not solely on materiality.

4.3) Selected Financial Information by Reportable Segment and Line of Business, page F-32

8.

Although you disclose that your operations are organized in four regions each under the supervision of a regional president, it appears that the individual countries and combined “rest of” countries listed in your segment tables represent your reportable segments. Please revise your disclosures to clearly identify your reportable segments. Pursuant to IFRS 8.22(a), also disclose whether operating segments have been aggregated to form any reportable segments.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, as correctly noted, our operations are organized in four geographical regions, all related to the construction industry as mentioned on page F-7 of the 2022 20-F under our description of business. Each of these four geographical regions are under the supervision of a regional president, whom are part of our Executive Committee and report to our chief executive officer. As described on page F-33 of the 2022 20-F, our major regions are: (1) Mexico, (2) the United States, (3) Europe, Middle East, Africa and Asia (“EMEAA”) and (4) South, Central America and the Caribbean (“SCA&C”). Our EMEAA and

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SCA&C regions are comprised of several geographical operating segments per IFRS 8.5, i.e., businesses that: (a) engage in business activities from which they may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. Each operating segment, other than Mexico and the United States (which operations are managed directly by a regional president), have a country manager that reports to a regional president. However, the activities included in the “Other activities” line item are either not directly related to our core business, such as our maritime trading of third parties’ cement, or are not managed by or reported directly to a regional president and have therefore always been reported as part of “Other activities.”

According to the Company’s practices under IFRS, those operating segments that are relatively small within a region, are aggregated into a reportable segment to the extent they have similar regional and economic characteristics, are under the supervision of the same regional president, are subject to the aggregation criteria per IFRS 8.12 despite being geographically dispersed, considering mainly: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, exactly the same for cement, ready-mix concrete, aggregates and urbanization solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which in our case are very similar among geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix. Accordingly, we disclose on page F-33 of the 2022 20-F that “Rest of EMEAA” refers to Cemex’s operations in the Czech Republic, Croatia, Egypt and the United Arab Emirates and “Rest of SCA&C” refers to Cemex’s operations in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Caribbean TCL.

We advise the Staff that for the years ended December 31, 2020, 2021 and 2022, our individual operating segments, which are also reportable segments per IFRS 8.11, comprise 89.8%, 90.1% and 90.1%, respectively, of our external revenues. These are each above the threshold set forth in IFRS 8.15, which requires the reporting of as many operating segments as possible to cover at least 75% of our total revenue.

For the reasons explained above, we believe that the information included in our disclosures of financial information by reportable segment and line of business comply with the disclosure requirements of IFRS 8. Nonetheless, we note the Staff comment requiring us to revise our disclosures to clearly identify our operating and reportable segments and also address the disclosure requirements of IFRS 8.22. Below is an illustrative example of the proposed disclosure that we plan to include in future filings to provide additional disclosure related to our operating segments, reportable segments and our basis for aggregation, when applicable, with such new or modified disclosure in underlined text.

4.3) SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

As disclosed in note 1, the Company’s main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. Under IFRS 8, operating segments represent the components of Cemex that engage in business activities from which Cemex may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex operates by geography and business on a regional basis. For the reported periods, Cemex’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia (“EMEAA”) and 4) South, Central America and the Caribbean (“SCA&C”). A reportable segment represents an operating segment or an aggregation of operating segments considering the materiality thresholds set forth by IFRS 8, under which entities must report separately any operating segments which individually accounts for 10% or

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Securities and Exchange Commission July 10, 2023 Page 9

more of combined revenue, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the 10% rule, entities must report as many individual operating segments as possible to cover at least 75% of the entity’s revenue. The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2.

Beginning April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) were merged and reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean (“SCA&C”). The Company’s regional presidents, which are part of Cemex’s Executive Committee, report to Cemex’s chief executive officer. In addition, for those regions comprising several operating segments, such as EMEAA and SCA&C, each operating segment is supervised by a country manager whom in turn reports to the regional president.

Considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and urbanization solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEAA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following combined transactions: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business. For the years 2022, 2021 and 2020, for purposes of the selected financial information by reportable segment and line of business, the operations of Neoris, formerly part of the line item “Other activities,” are presented as discontinued operations. The financial information for the years 2021 and 2020 previously reported was reformulated to consider this new presentation.

Moreover, as disclosed in note 1, the Parent Company also conducts significant operations in Mexico. Beginning in 2021, after an internal restructuring of our Mexican entities, Cemex, S.A.B de C.V. started to purchase all the cement it sells in Mexico from its wholly owned subsidiary, Cemex Operaciones México, S.A. de C.V. (“COM”), which is the direct owner of the production facilities, while Cemex, S.A.B de C.V. in turn resells to external customers. Before the restructuring, the Parent Company leased the operating assets from COM and directly produced the cement. For purposes of the tables of revenues by reportable segments presented below during the reported periods, the cement revenues of the Parent Company derived from sales to external customers are presented within Mexico’s reportable segment, while the sales from COM to the Parent Company are presented in revenues of the “Other activities” line item, including intragroup transactions, and are eliminated in consolidation. These intragroup revenues eliminated in consolidation amounted to $1,300 in 2022 and $406 in 2021.

In addition, a significant portion of Cemex’s maritime trading transactions consist of sales of cement from Trading to other intragroup reportable segments. The final sale with external customers is presented as revenue of the reportable segment doing such final sale, while the sale of Trading to the reportable segment is included in revenues

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

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Securities and Exchange Commission July 10, 2023 Page 10

of the “Other activities” line item, including intragroup transactions, and are eliminated in consolidation. During the years ended December 31, 2022, 2021 and 2020, total sales of Trading to both internal and external customers amounted to $1,733, $912 and $550, respectively, of which, $1,429, $674 and $358 were eliminated in consolidation in the years ending December 31, 2022, 2021 and 2020, respectively.

9.

Please tell us if your chief operating decision maker uses both “Operating EBITDA” and “Operating earnings before other expenses, net” in assessing segment performance and deciding how to allocate resources.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that (i) “Operating EBITDA” is the most relevant measure for our chief decision makers in terms of key internal and external financial measures and (ii) “Operating earnings before other expenses, net” is the relevant line item of the statements of operations under IFRS required for calculating Operating EBITDA by adding depreciation and amortization and provides an easy reconciliation to such measure.

10.

You disclose on page F-33 that certain countries have been aggregated into a reportable segment due to “similar regional and economic characteristics and/or materiality.” Please tell us how your aggregation policy complies with IFRS 8.14, which allows for combining operating segments that do not meet the quantitative thresholds with others that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments have similar economic characteristics and share a majority of the aggregation criteria in IFRS 8.12. As currently worded, your disclosure suggests that an immaterial operating segment may be combined with one that does not share similar economic characteristics and a majority of the aggregation criteria, or with another immaterial operating segment, solely due to immateriality.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, as discussed in our response to comment 8, certain operating segments have been aggregated into a single reportable segment, such as Rest of EMEAA and Rest of SCA&C, after complying with the similar economic characteristics mentioned in such response to comment 8 and to the extent: (a) those operating segments that are aggregated are operated under the supervision of the same regional president, (b) no aggregated reporting segment accounts individually for (i) 10% or more of our combined revenue, both internal and external, (ii) 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or (iii) 10% or more of the combined assets of all operating segments, and (c) the requirement to disclose individual operating segments for at least 75% of the Company’s revenue has been met. We believe that aggregating operating segments from different regions into a single reportable segment may not be appropriate.

Our aggregation of operating segments into a reportable segment has been made in relation to the qualitative characteristics of the operating segments as required by IFRS 8.12 and not solely due to immateriality. We respectfully advise the Staff that our disclosure in future filings will reflect a clear subtotal of reportable segments, as shown in our response to comment 4 above. We believe this will clarify our disclosure so there is no inference that aggregation due solely to immateriality was made to produce a reportable segment.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 11

11.

Pursuant to IFRS 8.28, revise your segment tables on pages F-33 and F-34 in future filings to provide a total for your reportable segments and reconcile such totals to the corresponding consolidated amounts. Please note that the “Others” category presented under IFRS 8.16 should not be included in the reportable segment totals.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has historically included the line item “Other activities” in its segment tables. Nonetheless, to address the Staff’s comment, below is an illustrative example of the revised segment tables that we plan to include in future filings, with such new or modified disclosure in underlined text, to provide a total for our reportable segments and to reconcile such totals to the corresponding consolidated continuing operations amount.

2022	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,842	$(200)	$3,642	$1,133	$172	$961	$(69)	$(28)	$32
United States	5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA
United Kingdom	982	—	982	195	60	135	(8)	(8)	(8)
France	781	—	781	63	50	13	1	(10)	2
Germany	485	(46)	439	40	28	12	2	(2)	(3)
Poland	419	(4)	415	64	22	42	1	(2)	4
Spain	382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines [1]	379	—	379	84	37	47	(2)	18	(9)
Israel	840	—	840	112	46	66	5	(4)	—
Rest of EMEAA	707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia [2]	429	—	429	61	24	37	12	(7)	22
Panama [2]	149	(34)	115	28	16	12	(2)	—	—
Caribbean TCL [3]	302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic	348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C [2]	394	(1)	393	90	13	77	(2)	(2)	(3)

Reportable segments	15,477	(340)	15,137	2,961	1,031	1,930	(410)	(111)	16
Other activities [4,5]	2,849	(2,409)	440	(280)	89	(369)	(57)	(290)	31

Continuing operations	$18,326	$(2,749)	$15,577	$2,681	$1,120	$1,561	$(467)	$(401)	$47

1.

Cemex’s operations in the Philippines are mainly conducted through Cemex Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in CHP of 22.10% and 22.16%, respectively, of its ordinary shares (note 21.4).

2.

Cemex Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. At year end 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4).

3.

The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

4.

A significant portion of Cemex’s maritime trading transactions are sales of cement from Trading to other intragroup reportable segments. The final sale with external customers is presented as revenue of the reportable segment, while the sale of Trading to the reportable segment is included within “Other activities,” including intragroup transactions, and are eliminated in consolidation. During the years ended December 31, 2022, 2021 and 2020, total sales from Trading to both internal and external customers amounted to $1,733, $912 and $550, respectively, of which, $1,429 in 2022, $674 in 2021 and $358 in 2020 were eliminated in consolidation.

5.

The Parent Company conducts significant operations in Mexico. Beginning in 2021, after an internal restructuring of our Mexican entities, Cemex, S.A.B de C.V. started to purchase all the cement it sells in Mexico from its wholly owned subsidiary, Cemex Operaciones México, S.A. de C.V. (“COM”), which is the direct owner of the production facilities, while Cemex, S.A.B de C.V. in turn resells to external customers. Before the restructuring, the Parent Company leased the operating assets from COM and directly produced the cement. For purposes of the tables of revenues by reportable segments presented above during the reported periods, the cement revenues of the Parent Company derived from sales to external customers are presented within Mexico’s reportable segment, while the sales from COM to the Parent Company are presented within “Other activities,” including intragroup transactions, and are eliminated in consolidation. These intragroup revenues eliminated in consolidation amounted to $1,300 and $406 in the years ended December 31, 2022 and 2021, respectively.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 12

12.

We note that your tables on pages F-33 and F-34 combine amounts from continuing operations and discontinued operations, including revenues. Please note that it generally is not appropriate to present non-IFRS measures combining the amounts of continuing and discontinued operations. Accordingly, confirm that you will refrain from presenting such non-GAAP measures in future filings. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings we will not combine selected financial information of continuing and discontinued operations in the same table.

13.

We note that your “Others” category represents a material portion of “Revenue (including intragroup transactions).” Pursuant to IFRS 8.16, please disclose the sources of the revenues included within this category. In particular, disclose the specific nature of the intragroup revenues.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that our “Other activities” revenues line item including intragroup transactions significantly increased beginning in 2021, mainly as a result of the internal restructuring of Mexican subsidiaries described in our response to comment 8 above (as part of the new proposed disclosure) and increasing maritime trading activities between group entities. We refer the Staff to our responses to comments 4 and 11 above for illustrative examples of our proposed disclosures in future filings of revenues (including intragroup transactions), eliminations resulting from consolidation and revenues with external customers, including the disclosure of the “Other activities” line item.

16) Goodwill and Intangible Assets, Net, page F-50

14.

For cash-generating units (“CGUs”) at risk of impairment, such as your United States and Spain operating segments discussed on page F-55, disclose pursuant to IAS 36.134(f)(i) the amount by which each CGU‘s recoverable amount exceeds its carrying amount.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, as of December 31, 2022, our CGUs in the United States and Spain, both of which had impairment charges recognized during the fourth quarter of 2022 resulting from the impairment tests, were our only “CGUs at risk of impairment.” The applicable disclosure requirements of IAS 36.134(f)(i)(ii) and (iii) relate only to our CGUs in the United States and Spain (please refer to pages F-54 and F-55 of the 2022 20-F). With respect to these two CGUs, after the impairment charges that were recognized during the fourth quarter of 2022, there was no excess recoverable amount compared to the carrying amount. We respectfully advise the Staff that no other groups of CGUs were at risk of impairment as of December 31, 2022.

19) Pensions and Post-Employment Benefits, page F-74

15.

We note your disclosure on page F-78 that you participate in multiemployer defined benefit pension plans. Please tell us and disclose your accounting policy for multiemployer pension plans. Also provide the disclosures required by IAS 19.33(b).

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that we account for and disclose our union-sponsored retirement defined benefit plans (the “Plans”) under the terms of collective bargaining agreements as if they were defined contribution plans under IAS 19.34(a) because sufficient information is not available without undue burden and cost to consistently use defined benefit accounting. Below is an illustrative example of the revised disclosure that we propose to include in future filings, with such new or modified disclosure in underlined text. Certain data for the illustrative disclosure is not yet available and has therefore been bracketed in the below example.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 13

19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Multiemployer defined benefit pension plans

In addition to the Company’s sponsored plans, Cemex contributes to union-sponsored multiemployer retirement defined benefit pension plans (the “Multiemployer Plans”) under the terms of collective bargaining agreements for certain union employees in the United States and the United Kingdom. The Company’s main risks of participating in the Multiemployer Plans are different from its single-employer plans in the following aspects:

(a)	assets contributed to the Multiemployer Plans by one employer may be used to provide benefits to employees of other participating employers;

(b)	if a participating employer stops contributing to the Multiemployer Plans, the unfunded obligations of the Multiemployer Plans may be borne by the remaining participating employers; and

(c)

if Cemex chooses to stop participating in the Multiemployer Plans, the Company may be required to pay the Multiemployer Plans an amount based on the underfunded status of the Multiemployer Plans, referred to as a withdrawal liability.

The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the Multiemployer Plans were $61 in 2022, $58 in 2021 and $56 in 2020. The Company expects to contribute $58 to the Multiemployer Plans in 2023.

Among other factors, Multiemployer Plans in the red zone (critical) are generally less than 65% funded, Multiemployer Plans in the yellow zone (endangered) are less than 80% funded and Multiemployer Plans in the green zone (neither critical and declining, critical, or endangered) are at least 80% funded. Over 97% of Cemex’s contributions under the Multiemployer Plans are related to the United States where [•] former employees are beneficiaries and where, according to data obtained from the Multiemployer Plans actuary, the plans are considered to be in the [red/yellow/green] zone. Therefore, the Company’s risk of increasing contributions is considered [low/medium/high]. In the United Kingdom, the Multiemployer Plan, which covers only two Cemex’s former employees, is in the green zone and it is expected that, if favorable conditions prevail, the plan could wind up in 2025. In both the United States and the United Kingdom, Cemex is a very small participant in such Multiemployer Plans.

Note 21.2) Other Equity Reserves and Subordinated Units, page F-88

16.

We note your disclosure on page F-89 that you issued $1 billion of 5.125% subordinated notes with no fixed maturity date and determined that the notes qualify as equity instruments under applicable IFRS. Please tell us in sufficient detail how you determined the notes should be classified within stockholders’ equity. Within your response, tell us the business purpose of the arrangement and what benefits, if any, accrue to the noteholders.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, after reviewing the characteristics of our $1 billion 5.125% subordinated notes with no fixed maturity (the “Notes”), we concluded that the Notes should be classified as stockholders’ equity under IFRS. In accordance with IAS 32.11, a “financial liability” is defined as any liability that is (a) a contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled in the entity’s own equity instruments. In addition, IAS 32.19 says that if an entity does not have an unconditional right to avoid delivering cash or another financial asset

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

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Securities and Exchange Commission July 10, 2023 Page 14

to settle a contractual obligation, the obligation meets the definition of “financial liability.” On the other hand, in accordance with IAS 32.11, an “equity instrument” is defined as “any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.” The Notes contain the following features: (a) the Notes are subordinated and rank senior only to Cemex’s share capital, (b) the coupon payments under the Notes can be deferred at the Company’s discretion, (c) the Notes contain very limited events of default, (d) the Notes do not have material covenants and look-back provisions, (e) the Notes have no maturity date or repayment date and (f) payments are made in Cemex’s sole discretion. After reviewing these characteristics in conjunction with the relevant IFRS definitions and current practices under IFRS to classify subordinated instruments with no fixed maturity as equity, we concluded that the Notes do not meet the requirements of a financial liability, and we therefore accounted for the Notes as equity instruments.

In connection with the Staff’s comment regarding the benefits, if any, that the Notes accrue to the noteholders, we respectfully advise the Staff that the investors in these equity-like instruments have a particular risk profile, which is different from that of the traditional debt investor. We believe that such investors are more willing to assume the risk of principal collection in exchange of steady cash flows at a more attractive rate of return compared to debt instruments.

22) Executive Share-Based Compensation, page F-91

17.

Please provide all relevant disclosures required by paragraphs 44 through 52 of IFRS 2. If you believe certain disclosures are not material for disclosure, please tell us how you arrived at such determination.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that we do not have any share options, stock appreciation rights or phantom stock instruments outstanding.

For our eligible executives, stock-based compensation represents a fixed percentage of the executives’ annual compensation (the “Stock Bonus”). This Stock Bonus is paid in the form of Cemex CPOs, which number is determined on the award date by reference to the Stock Bonus amount and the stock market price of such award date (i.e., once the number of shares is determined, such number is fixed and will not change as a result of changes in the stock market price).

Under our long-term stock-based compensation programs, the Company sponsors a program oriented to our top management, which is subject to performance metrics over a three-year period (the “Performance Plan”), and another program for key executives, which is subject only to the passage of time and rendering of services over a four-year period (the “Ordinary Plan”). To those eligible executives under each program, Cemex awards a target number of shares determined on the date of the award in exchange for services, the accomplishment of performance metrics, when applicable, and continued employment at the Company. The fair value of the awards under the Ordinary Plan is the amount of the Stock Bonus. This cost is recognized in the Company’s statement of operations over a four-year period. On the other hand, considering that the payout can range from 0% to 200%, the fair value of the awards under the Performance Plan is determined using an option pricing model. The cost as such determined is then recognized in the Company’s statement of operations over a three-year period. Compensation costs related to the Performance Plan is never reversed even if the payout is below 100%.

To address the Staff’s comment, we plan to include additional disclosure and tabular information about Cemex’s Ordinary Plan and Performance Plan in future filings. Below is an illustrative example of the proposed revised disclosure, with such new or modified disclosure in underlined text.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 15

22)	EXECUTIVE SHARE-BASED COMPENSATION

Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering a predefined number of shares. The cost of these equity instruments represent their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services.

Cemex, S.A.B. de C.V. sponsors different long-term share-based compensation programs for a wide range of executives. For eligible executives, stock-based compensation represents a fixed percentage of such executive’s annual compensation (the “Stock Bonus”). This Stock Bonus is paid in the form of Cemex CPOs, which number is determined on the award date by reference to the Stock Bonus amount and the stock market price of such award date (i.e., once the number of shares is determined, such number is fixed and will not change as a result of changes in the stock market price).

Under our long-term share-based compensation programs, the Company sponsors a program oriented to our top management, which is subject to performance metrics over a three-year period (the “Performance Plan”), and another program for key executives and key performers, which is subject only to the passage of time and rendering of services over a four-year period (the “Ordinary Plan”) and, together with the Performance Plan the “Share-Based Compensation Programs”). Beginning in 2022, CLH executives were eligible to participate in the Share-Based Compensation Programs. Shares under each annual Ordinary Plan are initially restricted for resale and are proportionately released to the executives as services are rendered at the end of each year at a 25% rate over a four-year period, to the extent they remain in the Company at each settlement date. Once the executive is no longer employed by the Company, any outstanding shares awarded under the Ordinary Plan are forfeited. Awards under the Performance Plan are subject to both rendering of services, as well as complying with internal and external performance metrics every three years that, depending on their weighted achievement, may result in a final payout at the end of the third year between 0% and 200% of the target for each annual program. The fair value of the awards under the Performance Plan is determined using an option pricing model.

As of December 31, 2022, in connection with the Share-Based Compensation Programs described above that were settled during the reported periods or remain outstanding, the summary of each plan was as follows:

					Cemex CPOs delivered (thousands)
Plan	Target number of CPOs (thousands)	CPO price at award’s date [1]	Fair value (%)	Fair value (millions)	2020	2021	2022	CPOs Forfeited (thousands)	CPOs Outstanding (thousands) [2]
Performance Plans
2017	9,671.6	$0.92	139%	12.4	—	—	—	9,671.6	—
2018	15,219.4	$0.63	149%	14.3	—	23,683.8	—	614.0	—
2019	23,029.5	$0.44	130%	13.2	—	—	30,627.9	576.9	—
2020	41,460.0	$0.23	155%	14.8	—	—	—	—	79,297.5
2021	12,271.7	$0.80	150%	14.7	—	—	—	—	18,408.0
2022	24,035.6	$0.43	149%	15.4	—	—	—	—	45,187.0
Ordinary Plans
2017	27,044.1	$0.89	100%	23.9	8,006.9	209.0	—	1,039.0	—
2018	53,042.0	$0.65	100%	34.5	13,347.5	9,687.0	—	1,392.0	—
2019	80,481.8	$0.47	100%	37.5	25,583.5	17,250.4	15,213.9	1,174.0	614.5
2020	111,622.4	$0.25	100%	28.1	36,884.7	26,176.0	23,708.6	2,535.0	24,853.2
2021	57,165.7	$0.72	100%	41.3	—	16,345.7	14,655.8	412.0	26,164.2
2022	94,829.9	$0.49	100%	46.0	—	—	24,997.5	416.0	69,832.5

					83,822.5	93,351.9	109.203.7	17,830.5	264,356.9

Less: Forfeited CPOs									(17,830.5)

Net CPOs outstanding									246,526.4

1.	CPO price at the award’s date was determined considering the CPO price in Mexican Pesos and the exchange rate to Dollars of the same day.
2.

Until the precise payout of the Performance Plans is determined after conclusion of the three-year period for each annual plan, the number of CPOs outstanding assumes a payout considering the same percentage determined by the option pricing model.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 16

Until December 31, 2021, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of Cemex’s plans. During 2022, 2021 and 2020, executives received 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, that were held in CLH’s treasury, corresponding to shares without restriction for sale. Beginning in 2022, CLH’s executives receive Cemex CPO awards. As of December 31, 2022, there were 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered to the executives in future years as services are rendered.

In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of Cemex’s plans. During 2022, 2021 and 2020, executives received 19,177,703, 16,511,882 and 11,546,350 CHP’s shares, respectively, corresponding to shares without restriction for sale.

The combined compensation expense related to the Share-Based Compensation Programs described above as determined considering the fair value of the awards at the date of grant in 2022, 2021 and 2020, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves and amounted to $52in 2022, $42in 2021 and $44in 2021. The required Parent Company’s CPOs that are delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries receives funding from Cemex to incur these purchases. Upon issuance of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in capital within equity. When the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

23) Earnings (Loss) Per Share, page F-92

18.

We note your disclosure that the number of diluted shares resulting from your executive stock-based compensation programs is determined using the inverse treasury method. Please clarify for us how you calculate diluted shares under the inverse treasury method. Also tell us why you do not use the treasury share method and how you determined the inverse treasury method was appropriate.

RESPONSE: We respectfully acknowledge the Staff’s comment and we advise the Staff that we referred to the potential issuance of shares under certain mandatorily and optionally convertible securities in footnote (1) to the table of Earnings (Loss) per Share on page F-93 of the 2022 20-F. However, given these instruments have either been repurchased and/or settled in prior periods, this reference is no longer applicable and we will revise the disclosure accordingly in future filings.

The 793,322 dilutive number of shares as of December 31, 2022 in note 23 of the consolidated financial statements is equivalent to the 264.4 million CPOs pending for delivery in note 22. As mentioned in note 1 on page F-7 of the 2022 20-F, each CPO represents three shares (one Series A and two Series B), i.e., 264.4 * 3 = 793.3 million shares after rounding. For the purpose of providing the number of dilutive shares at the end of each period, the Company is assuming that it would issue all of the aforementioned number of shares to settle the commitment.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission July 10, 2023 Page 17

Moreover, regarding the Staff’s inquiry to the application of the inverse treasury method in connection with our executives’ stock-based compensation programs, we consider the reference to such inverse treasury method related to a point in time in which the Company had share options outstanding and delivered a variable number of shares equivalent to the executives appreciation in respect to the strike price established in the option and the market price of the share at the exercise date. Under our current stock-based plans, the number of shares included as potentially dilutive are those that are pending for delivery as described in note 22 to our financial statements on page F-91 of 2022 20-F. Consequently, the inverse treasury method is not applicable, and we will revise our disclosure and utilize the treasury share method in future filings.

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Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

If you should have any questions about this letter or require any further information, please contact Jaime Leal Ammler (Cemex Accounting Technology Director—Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Gregory A. Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP) at +1 (212) 735-2918.

Very truly yours,

By:	/s/ Maher Al-Haffar
Name:	Maher Al-Haffar
Title:	Executive Vice President of Finance and Chief Financial Officer

cc:	Jaime Leal Ammler, Cemex Accounting Technology Director – Controllership

Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com